For period ending December 31, 2008   Exhibit 77D

File number 811-21328

SERIES T: At the September 5, 2008 Board Meeting, the Board approved to add UBS High Yield Relationship Fund and UBS Emerging Markets Debt Relationship Fund as an alternative to investing in the UBS Opportunistic High Yield Relationship Fund and UBS Opportunistic Emerging Markets Debt Relationship Fund, respectively.